Exhibit 99.4

PRESS RELEASE

TotalEnergies Confirms its Commitment to Youth with a New
Production School in Le Havre

Le Havre, November 8, 2021 – Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies, inaugurated the Le Havre metropolitan area Production School today alongside Edouard Philippe, President of the Le Havre Seine Métropole urban community and Mayor of Le Havre, and Dominique Hiesse, President of the national federation of Production Schools (FNEP). This new opening confirms TotalEnergies’ long-term commitment to promoting youth employment.

TotalEnergies Foundation has been working with FNEP since 2018 to accelerate the development of the network of schools, which offers young people age 15 to 18 an alternative educational path with training in industrial professions. This partnership, backed by €60 million over ten years, aims to extend the network from 25 schools in 2018 to 100 by 2028 across 13 regions in France, with capacity for 4,000 students.

“This inauguration showed me, once again, how Production Schools provide a springboard for young people by giving them the knowledge and soft skills they need to succeed in the workplace. I am certain that our support for youth training initiatives produces tangible results. That’s why TotalEnergies’ long-term commitment to youth in France will be highlighted in our corporate foundation’s future name”, said Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies.

Practical Initiatives to Support Youth Employment

TotalEnergies Foundation has supported the creation of 18 new Production Schools since 2018 focused on machining, industrial mechanics, metal fabrication, metalworking, electricity and woodworking (sawmill operation, framing, carpentry), as well as the extension of ten existing schools in 10 French regions (21 departments). All together, this represents close to €20 million in funding.

In addition, TotalEnergies Foundation designed, developed and launched in early 2021 “L’Industreet by TotalEnergies”, a campus located in Stains, north of Paris, to train up to 400 young people each year in industrial professions of the future. The tuition-free program, open to all backgrounds, has a single objective: a job for each graduate.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

About the TotalEnergies Foundation program

The TotalEnergies Foundation program brings together the solidarity initiatives carried out every day worldwide by TotalEnergies, its affiliates and its corporate foundation. Through the program, TotalEnergies aims to contribute to the vitality of its host communities and regions, with a special focus on young people. TotalEnergies Foundation works alongside partners in four priority areas: Youth Inclusion & Education; Road Safety; Climate, Coastal Areas & Oceans; and Cultural Dialogue & Heritage. It mobilizes employees by giving them the opportunity to devote up to three days of their working time each year to public-interest initiatives. TotalEnergies Foundation hence contributes to the Company’s citizenship engagement.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

@TotalEnergies     TotalEnergies      TotalEnergies     TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).